Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2017 Financial Results

BEIJING, China, November 10, 2017 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and also in other countries, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•	Contract sales increased 15.1% to US$604.5 million from US$525.4 million in the third quarter of 2016, and also increased 28.4% to US$1.6 billion for the first nine months of 2017 compared to US$1.3 billion in the same period of 2016.

•	Total revenue increased 8.6% to US$482.4 million from US$444.3 million in the third quarter of 2016, and also increased 18.5% to US$1.3 billion for the first nine months of 2017 compared to US$1.1 billion in the same period of 2016.

•	Gross profit increased 3.6% to US$108.8 million, or 22.6% of total revenue, from US$105.0 million, or 23.6% of total revenue, in the third quarter of 2016 and increased 0.8% from US$107.9 million, or 22.1% of total revenue, in the second quarter of 2017.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 10.6% from 12.1% in the third quarter of 2016 and increased from 9.8% in the second quarter of 2017.

•	Net income was US$16.5 million compared to US$28.0 million in the third quarter of 2016 and US$20.8 million in the second quarter of 2017.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.22 compared to US$0.41 in the third quarter of 2016 and US$0.14 in the second quarter of 2017.

•	The Company repurchased through its share repurchase program 421,292 ADSs at a total cost of approximately US$2.2 million in the third quarter of 2017.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Our third quarter results were generally in line with our expectations under the ongoing restrictive government policies impacting China’s overall housing market. We achieved double-digit growth in contract sales compared to the same quarter last year, thanks to steady demand of our active projects. The increase in contract sales for the first nine months of 2017 also met our growth target.

During the third quarter, we were pleased to commence pre-sales of two new projects, Zhengzhou International New City II and Changsha Mulian Royal Palace, and we look forward to beginning pre-sales of two new projects in Zhengzhou in the fourth quarter. We have also been reasonably increasing our land bank during the year, which provides us with a good foundation for development and growth in the coming quarters.

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Finally, we were pleased to continue our commitment to our shareholders by paying our 23rd consecutive quarterly dividend and repurchasing shares during the third quarter,” concluded Mr. Zhang.

Third Quarter 2017 Financial Results

Contract Sales

Contract sales in China totaled US$597.5 million in the third quarter compared to US$525.4 million in the third quarter of 2016 and US$711.8 million in the second quarter of 2017. Total Contract sales in China for the first nine months of 2017 totaled US$1.6 billion, compared with US$1.3 billion for the same period last year.

The Company’s gross floor area (“GFA”) sales in China were 369,500 square meters in the third quarter of 2017 compared to 340,700 square meters in the third quarter of 2016 and 409,700 square meters in the second quarter of 2017. GFA sales in China for the first nine months of 2017 totaled 919,500 square meters, compared with 891,900 square meters for the same period last year.

The average selling price (“ASP”) per square meter sold in China was RMB10,994 (US$1,616) in the third quarter of 2017 compared to RMB10,140 (US$1,542) in the third quarter of 2016 and RMB11,946 (US$1,739) in the second quarter of 2017. The slight decrease in ASP was mainly due to product mix containing affordable unit sales in the third quarter.

Contract sales in the United States totaled US$7.0 million in the third quarter of 2017.

The Company commenced pre-sales of two new projects in the third quarter of 2017, Changsha Mulian Royal Palace and Zhengzhou International New City II, which contributed 27.5% and 32.0% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

	Q3 2016		Q2 2017		Q3 2017		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)	(m2 ’000s)
Xingyang Splendid II	16.2	4,979	15.4	5,265	1.4	6,973	57.3
Kunshan Royal Palace	8.4	21,099	5.3	24,173	6.2	25,987	2.6
Jinan Royal Palace	28.2	7,501	13.2	10,508	29.7	12,457	136.8
Xuzhou Colorful City	3.6	11,182	2.8	13,385	0.6	11,138	46.5
Chengdu Thriving Family	31.9	6,703	6.0	19,194	10.2	15,061	45.9
Changsha Xinyuan Splendid	29.8	7,439	28.2	9,521	7.4	13,726	17.1
Sanya Yazhou Bay No.1	-1.2	22,139	8.1	15,888	1.6	15,313	64.0
Xi’an Metropolitan	23.6	7,786	9.5	9,553	7.2	9,497	58.0
Zhengzhou Xindo Park	4.4	6,590	22.9	6,998	8.1	8,552	29.0
Jinan Xin Central	13.9	9,330	8.3	13,928	9.2	12,151	55.8
Henan Xin Central I	65.7	8,775	3.4	16,229	28.5	4,093	25.2
Zhengzhou Fancy City I	15.1	9,234	2.6	19,015	18.8	5,155	10.4
Zhengzhou Fancy City II (South)	37.9	9,613	7.6	12,649	2.9	13,995	10.4
Tianjin Spring Royal Palace	12.3	7,377	11.0	11,118	6.2	11,617	151.1
Kunshan Xindo Park	30.9	18,612	10.6	20,523	11.5	22,198	31.0
Zhengzhou International New City I	1.4	10,662	207.4	12,084	35.3	10,141	66.9
Henan Xin Central II	-	-	27.2	11,293	28.0	8,379	30.5
Xingyang Splendid III	-	-	15.5	6,981	47.4	7,217	58.4
Changsha Mulian Royal Palace	-	-	-	-	32.8	11,291	58.4
Zhengzhou International New City II	-	-	-	-	69.0	13,783	107.1
Others	18.6	-	4.7	-	7.5	-	86.9
Total	340.7	10,140	409.7	11,946	369.5	10,994	1,149.3

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Revenue

In the third quarter of 2017, the Company’s total revenue increased 8.6% to US$482.4 million from US$444.3 million in the third quarter of 2016 and decreased 1.2% from US$488.2 million in the second quarter of 2017. Revenue for the first nine months of 2017 totaled US$1.3 billion compared with US$1.1 billion for the same period last year.

Gross Profit

Gross profit for the third quarter of 2017 was US$108.8 million, or 22.6% of revenue, compared to a gross profit of US$105.0 million, or 23.6% of revenue, in the third quarter of 2016 and a gross profit of US$107.9 million, or 22.1% of revenue, in the second quarter of 2017.

Selling, General and Administrative Expenses

SG&A expenses were US$51.0 million for the third quarter of 2017 compared to US$53.8 million for the third quarter of 2016 and US$47.9 million for the second quarter of 2017. As a percentage of total revenue, SG&A expenses were 10.6% compared to 12.1% in the third quarter of 2016 and 9.8% in the second quarter of 2017.

Net Income

Net income for the third quarter of 2017 was US$16.5 million compared to US$28.0 million for the third quarter of 2016 and US$20.8 million for the second quarter of 2017. Net margin was 3.4% compared to 6.3% in the third quarter of 2016 and 4.3% in the second quarter of 2017. Diluted earnings per ADS were US$0.22, compared to US$0.41 per ADS in the third quarter of 2016 and US$0.14 per ADS in the second quarter of 2017.

The Net Income this quarter was negatively impacted by a one-time US$13.0 million loss on extinguishment of debt incurred upon the Company’s debt redemption in July 2017.

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Balance Sheet

As of September 30, 2017, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,187.2 million from US$1,275.1 million as of June 30, 2017. Total debt outstanding was US$2,492.4 million, which reflected a decrease of US$155.4 million compared to US$2,647.8 million at the end of the second quarter of 2017. The balance of the Company’s real estate properties under development at the end of the third quarter of 2017 was US$2,080.5 million compared to US$2,135.2 million at the end of the second quarter of 2017.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the third quarter of 2017.

	GFA		Contract Sales
	(m2 ’000s)		(US$ millions)			Project
Project	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold	Cost % Complete

Xingyang Splendid II	137.2	79.9	138.7	69.2	49.9%	67.9%
Kunshan Royal Palace	280.0	277.4	472.5	459.7	97.3%	96.0%
Jinan Royal Palace	451.3	314.5	644.3	359.2	55.8%	77.5%
Xuzhou Colorful City	130.2	83.7	195.1	117.8	60.4%	85.1%
Chengdu Thriving Family	213.0	167.1	366.7	175.9	48.0%	98.7%
Changsha Xinyuan Splendid	251.6	234.5	348.4	240.4	69.0%	91.0%
Sanya Yazhou Bay No.1	117.2	53.2	291.2	114.1	39.2%	89.6%
Xi’an Metropolitan	290.6	232.6	464.1	246.4	53.1%	97.4%
Zhengzhou Xindo Park	144.4	115.4	194.2	124.3	64.0%	85.7%
Jinan Xin Central	194.7	138.9	351.3	210.1	59.8%	83.5%
Henan Xin Central I	262.2	237.0	354.7	273.7	77.2%	85.0%
Zhengzhou Fancy City I	166.7	156.3	231.9	196.3	84.6%	77.5%
Zhengzhou Fancy City II (South)	84.1	73.7	143.6	116.7	81.3%	66.1%
Tianjin Spring Royal Palace	278.2	127.1	489.4	153.8	31.4%	52.8%
Kunshan Xindo Park	89.0	58.0	268.2	167.6	62.5%	73.7%
Zhengzhou International New City I	360.5	293.6	655.0	501.2	76.5%	42.2%
Henan Xin Central II	109.7	79.2	180.2	118.3	65.6%	58.5%
Xingyang Splendid III	121.3	62.9	129.5	66.2	51.1%	40.0%
Changsha Mulian Royal Palace	91.2	32.8	160.2	54.4	34.0%	64.8%
Zhengzhou International New City II	176.0	68.9	378.2	139.7	36.9%	40.5%
Others remaining GFA	86.9	-	-	-	-	-
Total active projects	4,036.0	2,886.7	6,457.4	3,905.0	68.0%	78.9%

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As of September 30, 2017, the Company’s total saleable GFA was approximately 3,030,300 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Zhengzhou Fancy City II (North)	119.6	Q4 2017
Beijing Liyuan Project	102.3	To be determined
Zhengzhou International New City III	411.1	Q4 2017
Changsha Furong Thriving Family (Changsha Renmin East Road Project)	73.0	To be determined
Xi’an Royal Palace (Xi’an Aerospace City Project)	226.0	To be determined
Zhengzhou Heizhuzhuang Project	340.0	To be determined
Kunshan Zhongyu Project	113.0	To be determined
Zhengzhou International New City IV	46.0	To be determined
Zhuhai Prince Project	70.0	To be determined
Qingdao New Project	380.0	To be determined
Total projects under planning	1,881.0
Total active projects	1,149.3
Total of all Xinyuan unsold projects in China	3,030.3

Real Estate Project Update in the United States

In the third quarter of 2017, the Company’s Oosten project in Brooklyn, New York recognized revenue of approximately US$7.0 million. As of September 30, 2017, a total of 167 units out of 216 total units were sold and closed and total revenue from this project had reached US$244 million.

During the third quarter of 2017, local market demand and price trends remained stable in both Manhattan and Brooklyn. Both experienced modest year-over-year unit price increases. However, “Days on Market”, an industry-wide metric for the average number of days to sell a listed housing unit, increased modestly, which was reflected on the slower sales of our Oosten project. The remaining larger units may take more time than smaller units that have been sold and delivered.

The Company is continuing its foundation work for its second New York City project which is located at the 10th Avenue, Manhattan, New York.

For the Company’s third project, located in Flushing, Queens, New York, it continues to execute its planning, governmental approvals and pre-development of its ground-up development project.

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Conference Call Information

The Company will hold a conference call at 8:00 am ET on November 10, 2017 to discuss third quarter 2017 results. Listeners may access the call by dialing:

US Toll Free: 1-800-289-0438
China: +86-400-120-9101
International: 1-323-794-2423

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through November 17, 2017 by dialing:

US: 1-844-512-2921
International: 1-412-317-6671
Access code: 3600225

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

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For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)

Total revenue	482,373	488,165	444,278

Total costs of revenue	(373,532)	(380,242)	(339,322)
Gross profit	108,841	107,923	104,956

Selling and distribution expenses	(18,890)	(18,072)	(19,233)
General and administrative expenses	(32,085)	(29,823)	(34,584)

Operating income	57,866	60,028	51,139

Interest income	5,454	4,375	2,116
Interest expense	(11,418)	(20,195)	(6,558)
Net realized gain on short-term investments	1,017	2,257	1,392
Unrealized gain on short-term investments	2,434	524	91
Other expense	(3)	-	(27)
Loss on extinguishment of debt	(15,880)	-	-
Exchange loss	(189)	(46)	(37)
Share of (loss)/gain of equity investees	(386)	(265)	412

Income from operations before income taxes	38,895	46,678	48,528

Income taxes	(22,366)	(25,901)	(20,481)

Net income	16,529	20,777	28,047
Net (income)/loss attributable to non-controlling interest	(2,453)	(11,698)	157
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	14,076	9,079	28,204

Earnings per ADS:
Basic	0.22	0.14	0.43
Diluted	0.22	0.14	0.41
ADS used in computation:
Basic	64,333	64,324	66,121
Diluted	65,347	65,622	69,329
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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30,	September 30,
	2017	2016
	(unaudited)	(unaudited)

Total revenue	1,251,252	1,056,285

Total costs of revenue	(971,921)	(825,130)
Gross profit	279,331	231,155

Selling and distribution expenses	(47,449)	(36,155)
General and administrative expenses	(86,925)	(90,189)

Operating income	144,957	104,811

Interest income	12,428	14,810
Interest expense	(40,938)	(16,621)
Net realized gain on short-term investments	3,862	2,308
Unrealized gain on short-term investments	4,212	858
Other income	156	4,081
Loss on extinguishment of debt	(15,880)	-
Exchange (loss)/gains	(286)	198
Share of loss of an equity investee	(894)	(186)

Income from operations before income taxes	107,617	110,259

Income taxes	(62,891)	(47,513)

Net income	44,726	62,746
Net income attributable to non-controlling interest	(14,109)	(1,897)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	30,617	60,849

Earnings per ADS:
Basic	0.48	0.91
Diluted	0.47	0.88
ADS used in computation:
Basic	64,217	66,910
Diluted	65,618	69,090

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	806,459	953,511	578,244
Restricted cash	380,785	321,615	328,499
Short-term investments	49,813	49,686	39,311
Accounts receivable	53,294	27,669	32,704
Other receivables	45,199	38,750	31,822
Deposits for land use rights	82,041	80,376	153,252
Other deposits and prepayments	501,284	492,218	525,263
Advances to suppliers	47,235	38,465	27,457
Real estate properties development completed	538,476	381,238	477,179
Real estate properties under development	2,080,472	2,135,226	1,719,135
Amounts due from related parties	30,134	24,584	17,732
Amounts due from employees	3,399	1,482	621
Other current assets	995	583	226

Total current assets	4,619,586	4,545,403	3,931,445

Real estate properties held for lease, net	187,280	191,021	159,874
Property and equipment, net	32,783	33,154	34,090
Other long-term investment	12,671	9,099	242
Investment in joint ventures	12,824	7,502	7,556
Deferred tax assets	50,722	50,190	49,690
Deposits for land use rights	22,601	29,523	28,831
Other assets	71,193	40,976	24,717

TOTAL ASSETS	5,009,660	4,906,868	4,236,445

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	472,000	482,028	524,663
Short-term bank loans and other debt	120,430	109,856	178,576
Customer deposits	318,973	173,326	150,545
Income tax payable	109,842	102,736	120,573
Other payables and accrued liabilities	250,848	242,832	199,661
Payroll and welfare payable	17,005	11,923	19,522
Current portion of long-term bank loans and other debt	1,295,942	1,077,419	704,695
Current maturities of capital lease obligations	4,403	4,314	3,923
Mandatorily redeemable non-controlling interests	13,184	12,916	12,614
Amounts due to related parties	105,931	69,308	66,230

Total current liabilities	2,708,558	2,286,658	1,981,002

Non- current liabilities
Long-term bank loans	-	360,945	235,885
Other long term debt	1,076,066	1,099,563	974,791
Deferred tax liabilities	179,789	172,894	93,107
Unrecognized tax benefits	20,495	20,494	20,492
Capital lease obligations, net of current maturities	12,314	13,093	15,016
Amounts due to related parties	1,849	1,543	-
TOTAL LIABILITIES	3,999,071	3,955,190	3,320,293

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(67,792)	(65,590)	(53,734)
Additional paid-in capital	545,464	542,040	538,414
Statutory reserves	96,371	95,965	95,973
Retained earnings	365,336	357,147	354,274
Accumulated other comprehensive loss/(income)	10,247	(11,256)	(34,683)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	949,642	918,322	900,260
Non-controlling interest	60,947	33,356	15,892
Total equity	1,010,589	951,678	916,152

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,009,660	4,906,868	4,236,445

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